Filed by Arch Wireless, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Arch Wireless, Inc. Commission File No. 001-14248

Subject Company: Metrocall Holdings, Inc. Commission File No. 0-21924

     In connection with a proposed business combination transaction, Wizards-Patriots Holdings, Inc., the holding company in the proposed transaction (“Parent”), intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of Arch Wireless, Inc. (“Arch”) and Metrocall Holdings, Inc. (“Metrocall”) are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Parent, Arch and Metrocall and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by Parent, Arch and Metrocall with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from Arch Wireless, Inc., care of Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117), or Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Shirley White (tel.: 703-660-6677). Investors also may access free copies of the documents filed with the SEC by Arch on Arch’s website at www.arch.com or upon written request to Arch at its address listed above, and investors may access free copies of the documents filed with the SEC by Metrocall on Metrocall’s website at www.metrocall.com or upon written request to Metrocall at its address indicated above.

     Arch and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch include: William E. Redmond, Jr., Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. Collectively, as of March 26, 2004, the directors and executive officers of Arch beneficially owned approximately 9.8% of the outstanding shares of the company’s common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

     Metrocall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Metrocall. The directors and executive officers of Metrocall include: Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard, Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Collectively, as of March 26, 2004, the beneficial ownership of the directors and executive officers of Metrocall was approximately 3.1%. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

     Set forth below are written materials relating to the merger first published on or after the date hereof. These materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of Arch and Metrocall and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results, synergies and the proposed merger of Arch and Metrocall. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed therein.

     Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Arch and Metrocall to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition or marketplace trends on the market for the companies’ products; and deterioration in the business of Arch or Metrocall prior to closing. Additional economic, business, competitive and/or regulatory factors affecting Arch’s and Metrocall’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2003. Arch and Metrocall do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

METROCALL, INCORPORATED Moderator: Vince Kelly 03-29-04/9:00 a.m. CT Confirmation # 196074 Page 1

METROCALL, INCORPORATED

Moderator: Vince Kelly
March 29, 2004
9:00 a.m. CT

Operator:	Good day everyone, and welcome to this Metrocall-Arch merger conference call. Today’s call is being recorded.

Your host for today is Mr. Vince Kelly, President and CEO of Metrocall; and joining him will be Bill Redmond, member of Arch board of directors and Chairman of the Arch Transaction Committee.

Mr. Kelly, please go ahead.

Vince Kelly:	Good morning and welcome to the Metrocall-Arch investor conference call. My name is Vincent Kelly and I’m the President and Chief Executive Officer of Metrocall Wireless. Also with me to day is Bill Redmond, a member of the board of directors of Arch Wireless.

We are excited to tell you about a merger that we feel represents an incredible opportunity for the shareholders of both companies. Before I begin, I must remind everyone about several important issues, including the Safe Harbor Statement and the fact that this merger is subject to shareholder and regulatory approval. And although we are optimistic, there is no guarantee that such approvals will be obtained.

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With respect to the Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995, this discussion includes forward-looking statements within the meaning of federal securities laws that involve uncertainties and risks. These include statements regarding events or developments that Metrocall Holdings, Arch Wireless, and our subsidiaries expects or anticipates will occur in the future. A number of risks and uncertainties could cause actual results, events and developments to differ from expectations including the risks that the merger may not occur or may be delayed, and that the integration and synergy benefits may not be recognized in the amounts or within the timeframe expected.

Please refer to Metrocall’s and Arch’s most annual reports on Form 10-K and any subsequently filed reports on Form 8-K, as well as our other filings with the Securities and Exchange Commission for a complete discussion of factors that could cause actual results for each company to differ materially from those projected by these forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Now that that’s out of the way, this morning we announced that our two companies have signed a definitive merger agreement. Key terms of that merger agreement are as follows. Shares of Metrocall and Arch common stock will be converted into share of common stock in a newly formed holding company at fixed exchange ratios. Metrocall common stockholders will receive $150 million in cash for two million shares of Metrocall stock and 27.5 percent of the shares of the new holding company’s common stock. Using the balance of Metrocall shares not retired for cash or approximately 4.03 million shares in the indicated exchange ratio, Metrocall shareholders will receive approximately 7.561 million shares in the new holding company.

Arch shareholders will receive one share of the new holding company common stock for each share of Arch common stock they own, representing 72.5 percent of the new company or 19.934 million shares.

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At closing we expect – which we expect to occur in the second half of 2004, the new holding company will have approximately 27.495 million shares outstanding and no more than 150 million of debt, depending upon our available cash on hand at that time with the opportunity to create significant cost reductions from the combination of the two companies operations for the benefit of the combined company shareholders and customers.

I will be the President and CEO of the combined company, and with the oversight of the new board of directors we will select the best of the best managers from each company and to the extent necessary bring in additional talent from the outside. The new holding company will be headquartered in Alexandria, Virginia. However, I want to make it very clear that the new holding company will be comprised of the best possible combination of both firms considerable management talent, systems and practices.

The board of directors of the new holding company will consist of nine members, each serving for a one-year term. Four directors will come from current Metrocall directors. Royce Yudkoff, Metrocall’s current chairman, will serve as the chairman of the board of the new holding company. I, together with two of our existing independent directors, who will be named shortly, will also serve. Four directors will come from current Arch directors, who will also be named shortly. And the ninth director will be David Abrams of Abrams Capital, a major shareholder of Arch.

Turning to why we think this merger makes sense, in the press release this morning we stated, quote, “Metrocall and Arch estimate that significant synergies will be realized from the elimination of duplicative and redundant operations, functions and locations,” end quote.

The cash flows generated by the new holding company should be sufficient to retire all the debt incurred in connection with this transaction, leaving significant cash available in future years for

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dividends, stock repurchases, or other uses as may be determined by the new holding company’s board of directors. Although the parties have entered into this transaction to realize these benefits for all the shareholders, the deal has also been structured to preserve the possibility of retaining significant tax attributes.

This merger and the related integration is going to be hard work and there are uncertainties and risks, but we believe we’re up to the challenge. If we’re successful, the net result will be significant cost saving that should enable the combined company to generate much greater cumulative cash flows than the two companies could generate separately on a stand-alone basis.

Now I’d like to take a minute and review the big picture background to provide you a perspective on what has led up to our decision to come together. Since 1999 the number of subscribers for traditional paging services has fallen from over 40 million to approximately 12 million today. Every major independent paging company has been forced to restructure its balance sheet through the bankruptcy process as a result of the rapid decline in revenue. Mobile Media, Pagenet, Arch, WebLink, and finally Metrocall all restructured. In this environment, Arch and Metrocall have managed, after exiting bankruptcy, to thrive by reviewing aggressively and cutting our variable operating expenses at a rate faster than our revenues have declined.

In preparation for this call, I took a moment and look at some numbers for 2003 as compared to 2002. And for those of you that I’ve spoken to before at various investor conferences and on the phone, you know that there’s three costs that really drive this business; the technical costs of our networks, which is service, rent, maintenance expense; the cost of our distribution, which is selling and marketing; and our overhead, which is general and administrative expenses. If you look at those three expenses, those are generally your direct operating expenses. And from a comparable standpoint last year, Arch eliminated 28.8 percent of those expenses as compared to 2002. If you look at Metrocall, we eliminated 25.7 percent. But more interestingly, if you remove WebLink’s 44 days of combined operation due to the acquisition on November 18th, we

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eliminated 28.3 percent of our direct operating expenses. So it’s interesting that Arch eliminated 28.8, we eliminated 28.3 percent. We’ve been able to take those variable costs down very aggressively.

During the same time period, total revenues declined for both companies. At Arch it declined by about 27 percent, at Metrocall it declined 17.1 percent. But again, if you eliminate the impact of WebLink’s revenues, our revenues declined 19.3 percent. So we both were able to reduce our operating expenses at a rate faster than our revenue decline and we were able to generate strong margins throughout the year as a results. Those margins resulted in cash generation that was used to rapidly pay down our debt and our preferred stock obligations.

On a stand-alone basis for each company, the success of this strategy is going to find its limits as the fixed cost of running our separate networks and businesses becomes a larger percentage of our total operating costs. By merging together now we can, number one, operate more effectively combining the creativity and best practices of our two management teams; number two, we can streamline our variable cost structures by eliminating redundant overhead, locations and functions; and number three, we can migrate our declining paging traffic onto a common network in order to reduce our fixed costs and thereby extend the runway for our business as a low-cost alternative to the larger, better financed, cellular, PCF and Blackberry service providers. I’m talking about Cingular, Nextel, Sprint PCS, T-Mobile, Verizon and others.

I’ll briefly elaborate on the competitive environment in which we operate and why we feel this merger is critical to our longer-term survival and success. As I mentioned earlier, customers are decreasing their paging usage and increasing their use of other mobile data devices such as mobile phones, SMS, WiFi, PDAs and Blackberries. Mobile telephone subscribership has increased from 86 million units in service in 1999 to 150 million units in service in 2003, while paging subscribership has declined by more than two-thirds over the same period.

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Alternative wireless communication services have already garnered significant customer acceptance. In 2003 there were 31.5 million SMS customers, nearly one million Blackberry customers, and 4.2 million WiFi users, and these numbers are growing rapidly. The cellular, PCF and alternative wireless communication service providers are uniformly larger than we are, even when we combine Metrocall and Arch together, and they have far greater financial resources and R&D capabilities at their disposal than we do.

Our cellular competitors have an ability to bundle their messaging services together with voice and data plans at prices competitive with Arch’s and Metrocall’s rates for alpha-numeric and two-way paging. For example, Verizon Wireless and T-Mobile have email and Internet access at 29.95 per month. Sprint PCS, which has voice mail and caller ID, numeric paging and voice services, $35 per month. Nextel, with its direct connect numeric paging and SMS and voice for $39.99 per month.

Many of Metrocall and Arch’s traditional trade, construction, limo, car service, and other dispatch customers, have switched from paging to Nextel service. For example, cellular carriers and phone companies have installed microcells and wireless networks in hospitals to significantly improve reliability and overcome their coverage limitations, causing hospitals to abandon pagers for wireless phones. Major paging equipment manufacturers, Motorola, Glenair, Phillips, NEC, have entirely abandoned the paging sector, threatening our network and device supplies.

The merger of Arch with Metrocall will not change the competitive landscape in which we operate, but it will help extend the lifecycle of our business as a low-cost, narrowband messaging alternative to cellular and PCF services in a number of ways. First, the combined company’s purchasing power will create incentives for the remaining network and device manufacturers to continue to produce paging products. Second, the combined company should be able to spend its capital more effectively and realize savings from volume discounts, which in the case of paging devices, will help keep our service plans competitive with cellular and PCF alternatives. Third, we

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will be able to pool our limited R&D efforts, thereby enhancing our ability to rollout new products and services. Fourth, as a combined company, Metrocall and Arch will be able to fill in gaps in our respective sales and network coverages in order to offer better service to our customers. Finally, the combined company will be able to offer Arch’s customers the broad array of communications products and services that Metrocall offers to its customers, taking advantage of Metrocall’s existing distribution agreements, specifically in reselling cellular and other related wireless voice and data services. We believe this deal makes a lot of sense for both groups of customers and shareholders.

We are confident about anti-trust and FCC clearance, but we may have to go through a several-month process. In addition, the process of obtaining shareholder approval will require SEC filings and can take a number of months. As a result, we expect that the merger will close sometime in the second half of 2004.

Again, as I said before, Metrocall shareholders will receive 150 million in cash as part of their consideration in the merger, will continue to have a 27.5 percent equity interest in the ongoing synergies and cash flows arising out of the merger. Had we not pursued the merger, we would continue to generate healthy cash flows from operations but those cash flows would no longer have the benefit of the tax shelter we enjoyed last year nor would we have a share of substantial ongoing synergies we see arising out of the merger.

Arch shareholders will have a 72.5 percent interest in the ongoing synergies and cash flows arising out of the merger.

Arch shareholders will have a 72.5 percent interest in the ongoing synergies and cash flows arising out of the merger after paying off the merger-related debt, versus having 100 percent of the cash flow Arch would generate on a stand-alone basis. As Bill can confirm, Arch’s board felt

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that having 72.5 percent of the synergies in the combined company’s cash flows would be more value accretive to the Arch shareholders than their stand-alone plan.

We believe that due to the strategic benefits of the combination and anticipated cost synergies, the incremental income generated by the merger is significantly accretive on a cash-flow-per-share basis for both sets of shareholders. Although we have both entered into this agreement to realize these benefits for all our shareholders, this deal has also been structured to preserve the possibility of retaining Arch’s significant tax attributes. Again, the future is hard to predict and a number of factors could result in each company not achieving its stand-alone projections. We feel this merger thesis works and also serves to mitigate execution risk in our respective stand-alone plan. The fact that we come together greatly enhances our ability to survive and to continue to eliminate redundant costs for the benefit of our mutual stakeholders and customers.

I’d just like to take a minute and review some of the accomplishments of Metrocall and Arch over the past year since emerging from the restructuring. In 2003 and through the current timeframe, we’ve retired 81.5 million or a hundred percent of Metrocall’s long-term debt balances associated with our October plan of reorganization. We have redeemed in total, between September and the end of March, 60 million aggregate of our 15 percent Series-A redeemable preferred stock, representing 90 percent of the issued and outstanding shares, associated with our plan of reorganization, and that will be as of March 31st when we do this next $20 million redemption. That will leave us a balance of approximately 6.8 million, which we will redeem very shortly.

We acquired the majority of the operating assets and assumed certain liabilities of WebLink Wireless and its subsidiaries on November 18th of 2003 and we’re now well into the integration process. We formed and funded a new company in February of 2004, with former management and employees of Glenayre Technologies, Inc. paging and infrastructure operations in order to secure support services for switch infrastructure and software into the future.

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Arch’s performance since emerging from bankruptcy in 2002 has been similarly phenomenal. It retired over 250 million of their aggregate debt balances or 83 percent of total debt balances issued in connection with their plan of reorganization. As I said earlier, they’ve significantly reduced their operating expenses by 29 percent in 2003 while at the same time reducing their capital expenditures to 25 million from 84 million in 2002. We feel both companies had a good run and doing this merger makes a lot of sense in terms of our joint future.

So with respect to next steps and timing, our next step is to prepare a joint proxy statement prospectus for filing with the Securities and Exchange Commission. We hope to hold our respective shareholder meetings to seek approval of the transaction late in the second quarter or during the third quarter of this year.

Once the regulatory approvals and financing for the cash portion of the transaction are obtained, we expect to complete the merger in the latter half of this year.

Now that concludes my opening comments. We are going to open it up for the question-and-answer session in just a minute, but I want to remind everybody and Metrocall and Arch are going to be filing a joint proxy statement prospectus and other relative documents concerning the proposed transaction with the SEC. Investors are urged to read the joint proxy statement prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information on the proposed transaction and all the specifics.

With that as a preamble and an opening remark, I’d like to open it up for questions.

Operator:	Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, you may do so by pressing the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is

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turned off to allow your signal to reach our equipment. Once again, that is star one if you do have a question or comment at this time.

Our first question will come from Evan Steen with EOS Partners.

Evan Steen:	Hey there, guys, congratulations. I just had a simple question, and that was, Arch stock is up about 35 percent today and Metrocall is down about 10 percent, and so I’m curious as to how the proportions of equity ownership were reached, and more importantly, why the Metrocall management seemingly is willing to sell out a third of their company at the current price of 75 whereas the Arch management appears to rather hold on to their stock and take advantage of the synergies?

Vince Kelly:	Well, a couple comments with respect to that question. First of all, this is a transaction that we – both companies have worked on for quite some time and the details regarding this transaction will be laid out in the proxies which we will file with the Securities and Exchange Commission and most of your information will be there.

We feel at Metrocall, as Arch feels, that the splits here, including the cash portion, create a company going forward that has great potential and that will be good as a benefit to both companies’ sets of shareholders and both companies’ customers. So from that standpoint, being able to tap into the synergies, we’re running this business for the long term, we think it’s very good.

I’m not sitting in front of a computer screen. I can’t see what the stock’s doing or how it’s reacting. That’s not necessarily how we make our decisions and run our company. But in the grand scheme of things, it’s our view, the view of our board, the view of our advisors, that this is a good transaction for us and that’s why we’ve announced it.

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Evan Steen:	OK. Does that imply – what the market is saying is the value of Metrocall is worth less today than it was last week. And what I hear, perhaps, is that the management of Metrocall wants to – would rather sell here at current prices than take common shares with regard to future possibilities.

Vince Kelly:	That’s what you’re saying. That’s not what we’re saying.

Evan Steen:	Well, that’s what the market is saying as well, not me.

Vince Kelly:	Yes. Again, I’m not – I can’t really be in a position to comment on what the market’s saying because I don’t have access to that information. Our view is that the cash consideration, along with the 27-and-a-half percent of the ownership in the new company going forward, being able to tap into synergies, being able to potentially take advantage of tax attributes, gives us a better answer from a cash-flow-per-share basis than our stand-alone plan. And that’s how we had to do our analysis, so anyway.

Evan Steen:	OK, thank you.

Operator:	We’ll take our next question from Saurabh Jain with Bay Harbor.

Saurabh Jain:	Yes, hi. How are the – how is the $150 million in cash going to be financed?

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Vince Kelly:	The companies, prior to closing, will jointly go out and put that financing in place. And the actual dollar amount of the financing will depend on a number of factors including when we actually close and what the cash balances of both companies are prior to that because we might not necessarily need to raise the entire 150 million. As I’m sure you’re aware, both companies are generating significant cash flows right now on a stand-alone basis.

So that will happen before closing. There’ll be more specifics regarding that in the proxy when we file it with the SEC.

Saurabh Jain:	OK, thank you.

Operator:	We’ll take our next question from Stan Martini with Cobalt Capital.

Sam Martini:	Hi, guys. Just two quick questions, a follow-up to that last – to that last question on the debt. First, do you anticipate that that debt will be amortizing immediately? In other words, the clauses of both of your preferred and bond indentures, as I understand it right now, maintain that you have to pay down debt first and foremost before returning to shareholders. Are the bankers that you’re speaking with implying that that’ll be the case with this – with the new facility that comes on in sort of Q3-Q4 this year, will it not be an immediately amortizing facility in your opinion? And then I have a follow-up.

Vince Kelly:	Well, a couple things. As you’re aware – and this is not your question but I’ll just mention it – the preferred that we have on our books and the residual debt that Arch has on its books will be gone before we put this piece in place. We are going to evaluate this new financing as a joint company and joint management teams and boards along with our advisors and put in the best possible deal that we can get for our company. We’re confident that we’ll be able to get the requisite funding to

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finance the cash portion and we want to get what is absolutely the best thing for our shareholders on a going-forward basis. So I can’t give you the specifics of whether there will be dividend prohibitions, et cetera.

We, obviously, hear you and I will just mention that based on the cash flows that the companies are generating, whatever debt we put in place, we’ll be in a position to fairly rapidly over the course of say a year completely pay that off.

Sam Martini:	Well, let me just – let me just rephrase it differently because obviously you guys don’t have a crystal ball, but from management’s intent perspective, would – do you believe that this is – this is a business that could support, you know, a turn or turn-and-a-half of leverage or is this a business given the competitive dynamics that should have no debt and should just be generating free cash flow today?

Vince Kelly:	I believe it’s a business that could support a turn or turn-and-a-half of leverage, but having said that, once we raise the money to do this cash buyout, right now it would be the intent to pay that debt off.

Sam Martini:	OK. Secondly, on the synergies, can you just walk through – obviously, both companies had different – have different agreements with each of their – each of their (tower) partners. Could you just walk through the rental, the G&A, and then touch on the R&D synergies that you think you can get? Where do you think the synergies mostly will come from, both – especially on the (tower) and G&A? And then elaborate on what you thought about the new product development from an R&D perspective

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Vince Kelly:	Yes, I will. We’re not giving specific synergy guidance on this call. But I will tell you that when we looked at what both companies were able to do on a stand-alone basis last year, and if you took out the impact of the WebLink transaction from Metrocall’s results and just kind of looked at a straight-up Metrocall and a straight-up Arch, both of us, on a technical standpoint – which we call service, rent, maintenance expense – took out about 20 percent of those costs; and on a selling and marketing standpoint we both took out about 37 percent of the cost; from a G&A perspective they took out 34, we took out about 30.

If you looked at the fourth quarter operating expenses in those categories for both companies and added them together, you would see that we’re probably right around 150 to 160 million of quarterly operating expenses there, so over 600 million on an annual basis. So I think from our standpoint, we’ve both got a good track record of being able to aggressively reduce expenses. We still have a pretty darn big target of expenses when we come together, so, obviously, we’ll need to work on that.

A lot of the integration planning has not been done and will be done between now and closing so I can’t give you specifics as to, how many of our combined, you know, 12,000 sites or, you know, 20,000 transmitters or, you know, 5,000 receivers that we specifically have agreed to take down. Just suffice it to say that we think we’ll be able to do more from a cost-reduction standpoint coming together than we would on a stand-alone basis. And when I look at it that way, whether you’re a Metrocall shareholder or whether you’re an Arch shareholder, every incremental dollar of synergy or cost savings over and above what you could do on a stand-alone basis is incremental potential cash flow to each of those constitutes.

Sam Martini:	Of course. And just for clarification, G&A is primarily accounting and IT, is that right?

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Vince Kelly:	G&A is all your overhead, anything that’s not selling and marketing, and anything that’s not really technical in your infrastructure – technical, when I say technical I’m talking about your lines, and your engineers. So G&A can have a lot of things in it. It can have your billing in it, it has your entire corporate overhead structure in it, human resources, etc.

Sam Martini:	So it’s safe to say there should be a fair amount of duplicative overhead in G&A. In terms of the Metrocall agreements that renegotiated on your operating lease with your tower companies, is there anything specific that makes that much more fixed than variable? I know that the Arch structure’s primarily pretty variable with the exception of one operator. Is that the case with Metrocall as well?

Vince Kelly:	Yes. Let’s just say that it is a target-rich environment.

Sam Martini:	On the NOL, can you just talk about it briefly and how it may or may not be at risk. Can you just give us a little bit more color as to what the NOL is today combined and how much you think you may be able to retain and what the variables are there?

Vince Kelly:	I am going to defer that conversation until we file our proxy because there’s going to be a very explicit description of what both companies’ tax attributes are and what

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we think it’s going to look like on a going-forward basis, rather than try to wade into that thing today without all my tax experts sitting here with me in the room.

I know you’re anxious and I understand as an investor why you want it, and believe me, you should have it. I’m just not prepared and in the best position to answer that question today.

Operator:	Moving on, we’ll hear from Jason Miller with Miller Asset Management.

Jason Miller:	Vince, you make a very compelling case that there are cost savings to be had, except that as a Metrocall shareholder we’re only going to get 27 percent of that going forward. I recognize that there are some large shareholders that probably want, you know, want to be able to get out through cash, but what other alternatives were considered for the Metrocall shareholders? As far as I see, this is a huge transfer of value to the Arch shareholders. You put a cap on the Metrocall stock price, and while the transaction itself is great, as a Metrocall shareholder it’s very disappointing.

Vince Kelly:	We think that the primary alternative to this plan, Jason, is to running our stand-alone plan. And I will tell you that even in our stand-alone plan we’re continuing to do well going forward but it is getting much more tougher. And by prosecuting a stand-alone plan versus this transaction we would not have access to the synergies that this transaction can generate, which we think are substantial.

So when I look at roughly a third of our six million shares – or two million shares being paid $75 a share and the rest of them going into the new company. A year ago our stock was, you know, less than a dollar a share. Nine months ago it was a third of that price. So I think, although, based on today’s price or based on Friday’s price it’s very close to

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market, but when you look at the equity consideration that’s also going in there, and the ability to access those synergies on a going-forward basis, our board, our advisors concluded that this was a fair deal in contrast to our stand-alone plan.

Jason Miller:	Yes. As you know, what the stock price was a year ago doesn’t – isn’t really as relevant. You guys have done a terrific job and you’ve been rewarded for that. I just don’t understand how – you make a very compelling case about the cost, but we capped the upside as a Metrocall shareholder in doing that.

Perhaps the issue would be what was the basis for determining the exchange ratio, valuing Metrocall at $75? If I do my math right, implicitly values Arch at 40 bucks. And how did the board get to that valuation on a relative basis?

Vince Kelly:	First of all, I don’t know that I necessarily agree with your analysis, but I do acknowledge that you’re very bright and can do you own analysis. And I think each shareholder will have to do that. We were advised by Lazard & Freres. We basically went through our process that looked at our alternatives, which specifically included running the company on a stand-alone basis in this competitive environment. We concluded that we were not necessarily capping our upside because we concluded that having access to the synergies and the potential tax attributes of Arch. This was a better deal than our stand-alone plan.

So that’s our thought process, Jason. And, you know, that’s unfortunately part of the best explanation I’m going to be able to give to you on that today. There’ll be further explanation in the proxy.

Operator:	Our next question will come from Stuart Quan with Zander.

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Stuart Quan:	Can you tell us what the source of proceeds to pay off the Metrocall preferred is going to be?

Vince Kelly:	From internally-generated operating cash flow and free cash flow.

Stuart Quan:	OK. So if you took an estimated September 30th, 2004, estimated close, what would you anticipate the net debt to be pro forma?

Vince Kelly:	We’re not giving projections today, unfortunately. We are not going to put, you know, forecasts out there right now.

Stuart Quan:	OK. And just not being that familiar with Metrocall, what’s the estimated cap ex at Metrocall side for ’04?

Vince Kelly:	As I said previously, we’re spending between $3 and $4 million a quarter, roughly, on cap ex.

Operator:	Our next question will come from Tony Reiner with D.R. Assets.

Tony Reiner:	Hi, thanks so much for hosting the call and congratulations on the deal. Just so – and I missed the beginning of it so I apologize. Just want to go over the exact terms. There’s two million shares available for the $75 cash, then what’s there remaining approximately four million diluted shares get the ratio. Can you tell me exactly how many shares that is?

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Vince Kelly:	We have roughly about 6.03 fully diluted shares outstanding. Two million if them get cashed out at the $75 share price and so that leaves about 4.03 million shares of Metrocall stock that would go in at the conversion – or the exchange ratio of 1.876. So they end up with about 7.1 million shares of stock in the new company.

Arch would get a one-for-one exchange ratio, no cash. They have 19.934 million shares. So when you put the companies together you’d have about 27.495 million shares.

Tony Reiner:	Got you. So we can assume that approximately if everybody elects cash, as much as they can, it’s about a third goes to the cash and two-thirds goes to the stock for the Metrocall shareholders. Is that accurate?

Vince Kelly:	Yes, that’s close.

Tony Reiner:	I mean, it’s two million out of six million so that a third, right?

Vince Kelly:	In the aggregate that’s – yes.

Tony Reiner:	OK, that’s my main question for now. Thanks very much.

Operator:	The next question will come from PPM America’s Ryan Kaplan.

(Ronny) Kaplan:	It’s (Ronny) Kaplan. Hey, Vince.

Vince Kelly:	Hey, (Ronny), how are you?

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(Ronny) Kaplan:	OK. What is the intention of the company to do with cash that’s generated? Obviously, you’ll have enough cash – right now you’re practically debt free at this point, probably on a net-debt basis you are, so what’s the intention to do with cash between now and closing of the deal on the Metrocall side?

Vince Kelly:	Right now, between now and closing, Ronny, we would just accumulate the cash. We wouldn’t do anything with it, we would just wait for closing other than redeem the preferred stock that we’re going to redeem here shortly.

(Ronny) Kaplan:	Given that the Metrocall shareholders are getting 27 percent of the company then really we’d only be getting 27 percent of that cash or the benefit of that cash. Is that correct?

Vince Kelly:	You’d get $150 million of cash which would include some of that cash because I don’t think we would finance $150 million and leave a bunch of cash sitting on our balance sheet.

And then, in addition to that, you would get 27.5 percent of the stock of the newly combined company.

(Ronny) Kaplan:	There’s no intention to dividend out that cash prior to the closing?

Vince Kelly:	No.

(Ronny) Kaplan:	And when do you anticipate having the proxy filed?

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Vince Kelly:	You know, I think it’s something that’s going to take, you know, four to five weeks, could take longer. You know, no one’s going to delay trying to get the thing together, but that’s probably a rough timeframe to get the preliminary proxy in.

(Ronny) Kaplan:	Thanks.

Vince Kelly:	Sure. Next question.

Operator:	Our next question will come from Anthony Gellert with Livingston Capital.

Anthony Gellert:	Hi, guys. Listen, thank you for all the hard work over – we’ve been long-term shareholders and so I have no gripe on that. I would just have one quick comment, not to take up the time, which is, you’ve mentioned two options which is stand alone or accept this deal. I think there’s a third option which is accept a better deal and I hope that comes through in the future. Thank you.

Vince Kelly:	OK. Thanks.

Operator:	Our next question will come from Cliff Greenberg with Barron Capital.

Cliff Greenberg:	Yes, hi, guys.

Vince Kelly:	Hi.

Cliff Greenberg:	How are you? Can I just ask a couple of business questions?

Vince Kelly:	Sure.

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Cliff Greenberg:	When is the proxy going to come out so that we have a sense on what the cost savings you anticipate are just off the front of putting the two companies together and what the tax position of the company’s going to be go forward? I think those are standard things that you should give us some range or some – no specifics but some general thought on.

Vince Kelly:	The proxy, again, I think we should file that with the SEC. You know, my guess is four to five weeks. I mean, if it, you know, could slip to a six week or, you know, go a little beyond, yes. I mean, is it anybody’s intent to let it slip, no, we’re going to try to get busy on that and get it done as soon as possible.

So that’s going to be your best source of information in terms of the actual specifics of the transaction.

Cliff Greenberg:	OK. But can you give us some range or some thought on what the – just the overhead savings or some of the up-front savings would be by putting these two companies together prior to that or what the tax position of the company on a go-forward is going to be?

Vince Kelly:	Again, I’m going to steer clear of answering those questions today because that’s going to be more specifically address in the proxy.

Cliff Greenberg:	Then just as far as putting these two companies together, you laid out how revenues – costs declined faster than revenues over the last couple of years, what is your anticipation for revenue decline of the combined company go forward? I have noticed that Metrocall’s revenues have declined less than Arch’s in the past, is your strategy of selling other products to the Arch customer base, would you think that you’d have the ability to maybe have less revenue decline on a combined company on a go-forward basis?

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Vince Kelly:	For purposes of this morning’s conference call, we’re not giving projections. But, you know, I hear you and, obviously, one of the attributes of putting the companies together is to be able to sell other products and services across a larger customer base and, therefore, better service your customers and enhance those customer relationships. That can certainly result in better revenue retention, but, you know, we’re not going to actually project specific numbers or specific percentages. I will tell you that this is still a very difficult business and it is not getting easier.

In a competitive landscape, particularly with your large mobile phone providers and the broadband PCF providers, it’s getting more and more aggressive. They are spending huge amounts of cap ex, building up their networks, dropping in sites. We know this because we negotiate with them all the time because at Metrocall we resell their services and continually lower the price point on their data service products to the point where it is starting to conflict with the price point in our alphanumeric — in our two-way product, and so it is a real threat, not a perceived threat, and by putting these two companies together we can help to mitigate that risk. It’s very difficult at this point in time with certainty to give you revenue projections when we’re against a backdrop of some very aggressive, very well-financed, and funded larger competitors.

Bill Redmond:	This is Bill Redmond. One of the largest motivators in looking at this transaction was the fact that, as you point out appropriately, we really believe these two companies are completely complementary. Complementary in the fact that first, Metrocall we believe has a very aggressive than highly successful marketing team and plan that can be beneficial to the combined entities. Secondarily, Arch has had experimented experience in integration, and we think those two coming together, back to Vince’s initial point of best of the best from a people, process and systems perspective, creates just a fantastic opportunity that was one that we needed to capitalize on, given the state of this industry.

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Cliff Greenberg:	OK, got you. It sounds like a terrific idea, a terrific deal, putting these two companies together, but I would think you should try to speak to how — we don’t need specifics, we need just a generality concerning how much cost we can take out, what the business looks like go forward and what the tax position is, as owners of the stocks would prefer to not wait for documents, but I have some kind of lead from you guys as soon as we could.

Bill Redmond:	OK, thank you.

Cliff Greenberg:	You’re welcome.

Operator:	Next, we’ll hear from Alpine Capital’s, John Kim.

John Kim:	Hi Vince, how are you?

Vince Kelly:	Fine John, how are you?

John Kim:	Good thanks. I think I have a pretty good handle on the costs side of the combined companies, but if you could just, getting back to the previous question, be a little bit more specific in terms of any ARPU impact and the new partnerships, and what you need in terms of marketing sense in order to try to improve the ARPU or any changes in the business mix you think will come in terms of a combined entity?

Vince Kelly:	John, again, we’re not going to be in a position today of giving forecast, in terms of what’s going to happen with the top line. As you know, both companies had decreases in their top line last year. At Metrocall, you know, we lost about 17 percent of our revenue on a year over year basis. And if you took the impact, as I said earlier, of Web link out, we would have lost

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lost over 19 percent of total revenues on a year over year basis. So it’s still a very difficult than competitive backdrop, in terms of the market in which we operate, and so the thesis for putting this company together is more from the standpoint that we can take a lot of costs out, we can really do something to rationalize the networks, still provide a very high-quality of customer service and geographic coverage, you know, footprint of our networks to our customer bases as companies continue to shrink going forward, and therefore that thesis suggest to us, to our Board, to our advisors, same with Arch, that this transaction has a very strong rationale, and it’s something that we should move forward with.

Operator:	Our next question will come from David Shabelman with Daily Deal.

David Shabelman:	I was just interested in if those two companies used outside legal firms, what the companies were, law firms were.

Vince Kelly:	Arch is advised by (Latham & Watkins), and we are advised by (Schulte Roth & Zabel LLP).

David Shabelman:	OK, thanks.

Operator:	Our next question will come from Matt Schaenen, with Penn Capital Management.

Matt Schaenen:	Hi Vince. It sounds like you guys are going to obviously do some kind of a bank deal, and obviously payout the Metrocall shareholders. I’m a little confused as to the structure and why you wouldn’t offer a cash tender for some of the Arch Wireless shares, and then it sounds like to me, Arch and Metrocall have the same issues. I think Arch has actually higher subscriber attrition. I’m a little confused as to the split, as to — as a matter of recalls,

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it sounds like the synergies are lopsided. And obviously, you know, looking at the market and looking at my calculations, it almost looks like you’re giving away all the synergy value for Metrocall to Arch Wireless. I’m a little confused as to who did the fuzzy math in this.

Vince Kelly:	Well, not necessarily because, you know, one of the things that’s happening is there’s a piece of cash that’s been used in this transaction to cash out Metrocall shareholders primarily to preserve tax attributes that we think potentially could be a great benefit going forward. And those tax attributes are coming from the Arch side of the merger, not the Metrocall side of the merger, so you have to weigh that off against the potential synergies and what’s happening with respect to the split going forward, so very difficult on a call like this in a short period of time to answer what was, months worth of analysis and work, but we think that at the end of the day, Metrocall shareholders will be better off as a result of doing this transaction than going forward and prosecuting our stand-alone plan, which, you know, we have been doing. We will continue to do very aggressively until this transaction closes. And, you know, you guys have seen what we’ve been able to do in the past, and the same holds true for Arch. So from our standpoint, we don’t think it was necessarily fuzzy math or fuzzy analysis, we think it was a good solid analysis. And again, the specifics of that analysis will be contained in more detail in the proxy that we’ll file.

Matt Schaenen:	Vince, how many shares of Metrocall do you personally own?

Vince Kelly:	I own 60,000 options in Metro call, and I owned one million of the preferred stock, which is almost been completely redeemed and will be before this transaction closes.

Matt Schaenen:	And as President and CEO of the newly constituted company, what is going to be your ownership of that company?

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Vince Kelly:	Well, it would be the 60,000 options times the exchange ratio, which is 1.876. I haven’t done math, but those would roll into the new company, those that were not vested.

Matt Schaenen:	And you’re not in issued any new shares in the new company?

Vince Kelly:	No, but the new company is going to set aside an option pool, and again, more specifics on this will be in the proxy. And that option pool will be up to the new Board to figure out how they want to issue those option to, you know, folks, to incent them on a going forward basis. And, you know, my guess is that would be something that would be done post close, after we let all the past several and get these companies together.

Matt Schaenen:	And what’s the plan for Arch’s senior management?

Bill Redmond:	As we transition and go through planning over the next several months up to closing, there’s a tremendous amount of transition work that we’ll be going through with our team and Vince’s team. And candidly, there are a number of boxes on the organization chart that still have to be filled out, as a result of — back to Vince’s initial points, the notion of best of the best in terms of people, process and systems is something that can’t be established overnight. The transition team needs to do its work, and as we progressed through that transition planning we’ll know exactly where we’re going to place Metrocall executives and Arch executives to create that as to the best in going forward.

Matt Schaenen:	Thank you Bill.

Bill Redmond:	OK.

Matt Schaenen:	I just want to — one closing comment here is you done a great job with Metrocall, Vince, and obviously we realize we are Metrocall shareholders and we’ve realize a lot of value here, but

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to me it sounds like this transaction is somewhat self-serving, in that you’re basically giving up the company to run the new company, and in this day of corporate scandal, I find it hard to believe that something like this would occur. And the market, obviously, is showing that, in that your Arch Wireless shareholders are gaining in excess of almost 180 million value and we’re losing value in a single day, so obviously, as a Metrocall shareholder, I’m extremely disappointed in the deal here, and I don’t think as probably representing most Metrocall shareholders here, I don’t think we’ve been agreement with this kind of plan. And I think that something better has to be put on the table. So I’ll close with that.

Vince Kelly:	OK, well, you’re going to be able to review the proxy in great detail and make your decision from that. I appreciate your comments, but we do think this is a good deal for the Metrocall shareholders, for all the reasons that I’ve enumerated. I think that you’ll have an opportunity to look at what’s on the proxy and make your decision, and every shareholder has their own vote, and we know that you guys will come to a decision that makes the most sense for your particular situation. So at this point I want to thank everybody for participating in the conference call and discuss what we think is an exciting opportunity in the middle of your very busy workday. We look forward to continuing the recent track record of Metrocall and Arch in creating value and cash flow generation both before and long after the merger closers, and we look forward to keeping you up-to-date as events unfold and as we move closer to consummating on this great opportunity. Thank you very much everyone.

Operator:	In that does conclude today’s teleconference. Thank you and have a great day.

END